Atlassian Announces Fourth Quarter and Fiscal Year 2020 Results

Quarterly revenue of $430.5 million, up 29% year-over-year
Quarterly IFRS operating margin of (1)% and non-IFRS operating margin of 19%
Quarterly cash flow from operations of $123.3 million and free cash flow of $95.7 million

SAN FRANCISCO (July 30, 2020) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its fourth quarter and fiscal year ended June 30, 2020 and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We drove strong results in fiscal year 2020, generating $1.6 billion in revenue, up 33% from the prior year,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “We now serve over 174,000 customers, including more than 150,000 using our cloud products, and made significant progress in transforming Atlassian into a cloud-first global software leader.”

“Today, we are thrilled to announce the acquisition of Mindville, strengthening our IT market position,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “Mindville and our recent acquisition of Halp bolster our growing ITSM portfolio and work management offerings for non-technical teams.”

Fourth Quarter Fiscal Year 2020 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $430.5 million for the fourth quarter of fiscal 2020, up 29% from $334.6 million for the fourth quarter of fiscal 2019.
•Operating Loss and Operating Margin: Operating loss was $3.3 million for the fourth quarter of fiscal 2020, compared with an operating loss of $32.4 million for the fourth quarter of fiscal 2019. Operating margin was (1)% for the fourth quarter of fiscal 2020, compared with (10)% for the fourth quarter of fiscal 2019.
•Net Loss and Net Loss Per Diluted Share: Net loss was $385.2 million for the fourth quarter of fiscal 2020, compared with a net loss of $237.5 million for the fourth quarter of fiscal 2019. Net loss per diluted share was $1.56 for the fourth quarter of fiscal 2020, compared with a net loss per diluted share of $0.99 for the fourth quarter of fiscal 2019.
Net loss for the fourth quarter of fiscal 2020 included a non-cash charge recorded in “other non-operating expense, net” of $382.7 million, compared with a non-cash charge of $156.3 million in the fourth quarter of fiscal 2019, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and related capped calls.
•Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the fourth quarter of fiscal 2020 totaled $2.2 billion.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $82.5 million for the fourth quarter of fiscal 2020, compared with operating income of $55.9 million for the fourth quarter of fiscal 2019. Operating margin was 19% for the fourth quarter of fiscal 2020, compared with 17% for the fourth quarter of fiscal 2019.
•Net Income and Net Income Per Diluted Share: Net income was $63.0 million for the fourth quarter of fiscal 2020, compared with net income of $51.2 million for the fourth quarter of fiscal 2019. Net income per diluted share was $0.25 for the fourth quarter of fiscal 2020, compared with net income per diluted share of $0.20 for the fourth quarter of fiscal 2019.
•Free Cash Flow: Cash flow from operations was $123.3 million and free cash flow was $95.7 million for the fourth quarter of fiscal 2020. Free cash flow margin for the fourth quarter of fiscal 2020 was 22%.

Fiscal Year 2020 Financial Highlights
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $1.6 billion for fiscal year 2020, up 33% from $1.2 billion for fiscal year 2019.
•Operating Income (Loss) and Operating Margin: Operating income was $14.1 million for fiscal year 2020, compared with an operating loss of $63.4 million for fiscal year 2019. Operating margin was 1% for fiscal year 2020, compared with (5)% for fiscal year 2019.
•Net Loss and Net Loss Per Diluted Share: Net loss was $350.7 million for fiscal year 2020, compared with a net loss of $637.6 million for fiscal year 2019. Net loss per diluted share was $1.43 for fiscal year 2020, compared with a net loss per diluted share of $2.67 for fiscal year 2019.
Net loss for fiscal year 2020 included a non-cash charge recorded in “other non-operating expense, net” of $336.0 million, compared with a non-cash charge of $533.9 million in fiscal year 2019, as a result of marking to fair value the exchange feature of Atlassian’s exchangeable senior notes and related capped calls.
On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $370.0 million for fiscal year 2020, compared with operating income of $251.2 million for fiscal year 2019. Operating margin was 23% for fiscal year 2020, compared with 21% for fiscal year 2019.
•Net Income and Net Income Per Diluted Share: Net income was $288.8 million for fiscal year 2020, compared with net income of $214.5 million for fiscal year 2019. Net income per diluted share was $1.15 for fiscal year 2020, compared with net income per diluted share of $0.86 for fiscal year 2019.
•Free Cash Flow: Cash flow from operations was $574.2 million and free cash flow was $500.4 million for fiscal year 2020, an increase of 19% year-over-year. Free cash flow margin for fiscal year 2020 was 31%.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Customer Growth: Atlassian ended the fourth quarter of fiscal 2020 with a total customer count, on an active subscription or maintenance agreement basis, of 174,097. Atlassian added 3,046 net new customers during the quarter.
•Halp Acquisition: In May, Atlassian closed its acquisition of Halp, which uses messaging to turn Slack into an internal help desk solution for any team, including marketing, security, legal, finance, support, and IT. Halp seamlessly extends Jira Service Desk into Slack, and offers two-way integration with Confluence, as well as Zendesk. Internal teams at Adobe, Home Depot, GitHub, Slack, ClassPass, and thousands more already use Halp every day. For more information, visit halp.com.
•Mindville Acquisition: Today, Atlassian announced its acquisition of Mindville, an asset and configuration management company based in Sweden with over 1,700 customers worldwide including NASA, Spotify, and Samsung. With its acquisition of Mindville, Atlassian brings critical configuration management database (CMDB) capability to Jira Service Desk to better meet the needs of its IT customers. The lines between software development and IT continue to break down, and Mindville furthers Atlassian’s ability to create a single platform for developer and IT workflows. For more information, visit mindville.com.

Financial Targets:
Atlassian is providing its financial targets for the first quarter of fiscal year 2021. The company’s financial targets are as follows:
•First Quarter Fiscal Year 2021:
•Total revenue is expected to be in the range of $430 million to $445 million.
•Gross margin is expected to be approximately 84% on an IFRS basis and approximately 86% on a non-IFRS basis.
•Operating margin is expected to be approximately 0% on an IFRS basis and approximately 21% on a non-IFRS basis.
•Net loss per diluted share is expected to be in the range of ($0.06) to ($0.05) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.26 to $0.27 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 247 million to 249 million shares when calculating diluted IFRS net loss per share and in the range of 253 million to 255 million shares when calculating diluted non-IFRS net income per share.

For additional commentary regarding financial targets, please see Atlassian’s Q4 fiscal 2020 shareholder letter dated July 30, 2020.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details:
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:
•When: Thursday, July 30, 2020 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
•Dial in: To access the call via telephone in North America, please dial 1-833-714-0871. For international callers, please dial 1-778-560-2676. Participants should request the “Atlassian call” after dialing in.
•Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-800-585-8367 (access code 4859305). International callers, please dial 1-416-621-4642 (access code 4859305).
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 174,000 customers, across large and small organizations - including General Motors, Walmart Labs, Bank of America Merrill Lynch, Lyft, Verizon, Spotify and NASA - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Trello, Bitbucket, Opsgenie, Jira Service Desk, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam & Matt Sonefeldt
IR@atlassian.com
Media Contact
Jake Standish
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, go-to-market model, acquisitions, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and from fiscal year 2020, with the adoption of IFRS 16, Leases (“IFRS 16”), payments of lease obligations are also deducted.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
•The related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•Capital expenditures and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2020	2019	2020	2019
Revenues:
Subscription	$257,521	$180,917	$931,455	$633,950
Maintenance	122,774	105,767	469,350	394,526
Perpetual license	20,365	22,824	95,162	93,593
Other	29,816	25,078	118,206	88,058
Total revenues	430,476	334,586	1,614,173	1,210,127
Cost of revenues (1) (2)	70,112	61,129	268,807	210,285
Gross profit	360,364	273,457	1,345,366	999,842
Operating expenses:
Research and development (1) (2)	210,738	170,321	763,188	579,134
Marketing and sales (1) (2)	77,892	76,600	299,683	268,356
General and administrative (1)	75,014	58,980	268,409	215,714
Total operating expenses	363,644	305,901	1,331,280	1,063,204
Operating income (loss)	(3,280)	(32,444)	14,086	(63,362)
Other non-operating expense, net	(383,234)	(157,473)	(338,486)	(535,453)
Finance income	3,390	9,272	27,801	33,500
Finance costs	(12,484)	(10,217)	(49,610)	(40,241)
Loss before income tax benefit (expense)	(395,608)	(190,862)	(346,209)	(605,556)
Income tax benefit (expense)	10,385	(46,655)	(4,445)	(32,065)
Net loss	$(385,223)	$(237,517)	$(350,654)	$(637,621)
Net loss per share attributable to ordinary shareholders:
Basic	$(1.56)	$(0.99)	$(1.43)	$(2.67)
Diluted	$(1.56)	$(0.99)	$(1.43)	$(2.67)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	246,909	241,121	244,844	238,611
Diluted	246,909	241,121	244,844	238,611
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2020	2019	2020	2019
Cost of revenues	$5,133	$5,294	$19,787	$17,450
Research and development	52,162	47,005	204,150	149,049
Marketing and sales	9,058	10,713	41,960	39,303
General and administrative	11,786	13,120	47,498	51,960

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2020	2019	2020	2019
Cost of revenues	$5,203	$8,518	$29,509	$27,997
Research and development	42	20	166	60
Marketing and sales	2,349	3,672	12,860	28,744

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	June 30, 2020	June 30, 2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,479,969	$1,268,441
Short-term investments	676,072	445,046
Trade receivables	112,019	82,525
Tax receivables	1,509	707
Derivative assets	327,487	215,156
Prepaid expenses and other current assets	46,730	30,236
Total current assets	2,643,786	2,042,111
Non-current assets:
Property and equipment, net	97,648	81,459
Deferred tax assets	35,351	17,084
Goodwill	645,140	608,907
Intangible assets, net	129,690	150,975
Right-of-use assets, net	217,683	—
Other non-current assets	124,774	76,722
Total non-current assets	1,250,286	935,147
Total assets	$3,894,072	$2,977,258
Liabilities
Current liabilities:
Trade and other payables	$202,570	$159,487
Tax liabilities	19,583	11,703
Provisions	14,291	8,983
Deferred revenue	573,813	440,954
Lease obligations	34,743	—
Derivative liabilities	1,284,596	855,005
Current portion of exchangeable senior notes, net	889,183	853,576
Total current liabilities	3,018,779	2,329,708
Non-current liabilities:
Deferred tax liabilities	31,304	13,872
Provisions	9,493	6,082
Deferred revenue	27,192	27,866
Lease obligations	229,825	—
Other non-current liabilities	2,173	34,263
Total non-current liabilities	299,987	82,083
Total liabilities	3,318,766	2,411,791
Equity
Share capital	24,744	24,199
Share premium	459,892	458,166
Other capital reserves	1,130,918	816,660
Other components of equity	76,144	32,079
Accumulated deficit	(1,116,392)	(765,637)
Total equity	575,306	565,467
Total liabilities and equity	$3,894,072	$2,977,258

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2020	2019	2020	2019
Operating activities
Loss before income tax benefit (expense)	$(395,608)	$(190,862)	$(346,209)	$(605,556)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	13,123	15,845	62,271	70,248
Depreciation of right-of-use assets	8,955	—	35,127	—
Gain on sale of investments, disposal of assets and other	(138)	(12)	(993)	(2,357)
Net unrealized foreign currency loss (gain)	1,670	(136)	(1,503)	(770)
Share-based payment expense	78,139	76,132	313,395	257,762
Net unrealized loss on exchange derivative and capped call transactions	382,696	156,321	335,953	533,908
Amortization of debt discount and issuance cost	9,063	8,638	35,608	33,939
Interest income	(3,390)	(9,272)	(27,801)	(33,500)
Interest expense	3,421	1,579	14,002	6,302
Changes in assets and liabilities:
Trade receivables	(18,229)	(14,584)	(29,440)	(30,211)
Prepaid expenses and other assets	(3,014)	14,292	(10,608)	1,085
Trade and other payables, provisions and other non-current liabilities	26,080	19,419	51,532	75,624
Deferred revenue	17,798	33,556	131,535	122,502
Interest received	4,801	8,372	29,217	30,328
Tax refunds received (income tax paid), net	(2,026)	(1,562)	(17,876)	7,038
Net cash provided by operating activities	123,341	117,726	574,210	466,342
Investing activities
Business combinations, net of cash acquired	(15,229)	(155,041)	(53,212)	(418,595)
Purchases of intangible assets	—	(1,260)	—	(2,110)
Purchases of property and equipment	(15,844)	(19,563)	(35,709)	(44,192)
Proceeds from sales of property, equipment and intangible assets	—	—	—	3,721
Purchases of investments	(34,450)	(295,389)	(985,931)	(648,036)
Proceeds from maturities of investments	88,011	167,438	513,268	485,021
Proceeds from sales of investments	7,857	11,803	245,498	20,545
Increase in restricted cash	(2,085)	—	(2,085)	(552)
Payment of deferred consideration	(760)	—	(760)	—
Net cash provided by (used in) investing activities	27,500	(292,012)	(318,931)	(604,198)
Financing activities
Proceeds from exercise of share options	317	713	1,802	3,542
Payment of exchangeable senior notes issuance costs	—	—	—	(410)
Payments of lease obligations	(11,790)	—	(38,125)	—
Interest paid	(3,125)	(3,125)	(6,250)	(6,319)
Repayment of exchangeable senior notes	—	—	(2)	—
Net cash used in financing activities	(14,598)	(2,412)	(42,575)	(3,187)
Effect of exchange rate changes on cash and cash equivalents	5,533	(145)	(1,176)	(855)
Net increase (decrease) in cash and cash equivalents	141,776	(176,843)	211,528	(141,898)
Cash and cash equivalents at beginning of period	1,338,193	1,445,284	1,268,441	1,410,339
Cash and cash equivalents at end of period	$1,479,969	$1,268,441	$1,479,969	$1,268,441

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended June 30,		Fiscal Year Ended June 30,
	2020	2019	2020	2019
Gross profit
IFRS gross profit	$360,364	$273,457	$1,345,366	$999,842
Plus: Share-based payment expense	5,133	5,294	19,787	17,450
Plus: Amortization of acquired intangible assets	5,203	8,518	29,509	27,997
Non-IFRS gross profit	$370,700	$287,269	$1,394,662	$1,045,289
Operating income
IFRS operating income (loss)	$(3,280)	$(32,444)	$14,086	$(63,362)
Plus: Share-based payment expense	78,139	76,132	313,395	257,762
Plus: Amortization of acquired intangible assets	7,594	12,210	42,535	56,801
Non-IFRS operating income	$82,453	$55,898	$370,016	$251,201
Net income
IFRS net loss	$(385,223)	$(237,517)	$(350,654)	$(637,621)
Plus: Share-based payment expense	78,139	76,132	313,395	257,762
Plus: Amortization of acquired intangible assets	7,594	12,210	42,535	56,801
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	391,759	164,959	371,561	567,847
Less: Income tax effects and adjustments	(29,256)	35,429	(88,030)	(30,243)
Non-IFRS net income	$63,013	$51,213	$288,807	$214,546
Net income per share
IFRS net loss per share - diluted	$(1.56)	$(0.99)	$(1.43)	$(2.67)
Plus: Share-based payment expense	0.33	0.32	1.27	1.05
Plus: Amortization of acquired intangible assets	0.03	0.05	0.17	0.23
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	1.57	0.68	1.49	2.37
Less: Income tax effects and adjustments	(0.12)	0.14	(0.35)	(0.12)
Non-IFRS net income per share - diluted	$0.25	$0.20	$1.15	$0.86
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	246,909	241,121	244,844	238,611
Plus: Dilution from share options and RSUs (1)	6,000	8,860	6,811	9,609
Weighted-average shares used in computing diluted non-IFRS net income per share	252,909	249,981	251,655	248,220
Free cash flow
IFRS net cash provided by operating activities	$123,341	$117,726	$574,210	$466,342
Less: Capital expenditures	(15,844)	(19,563)	(35,709)	(44,192)
Less: Payments of lease obligations	(11,790)	—	(38,125)	—
Free cash flow (2)	$95,707	$98,163	$500,376	$422,150

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months and fiscal years ended June 30, 2020 and 2019 because the effect would have been anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending September 30, 2020
Revenue	$430 million to $445 million

IFRS gross margin	84%
Plus: Share-based payment expense	1
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	86%

IFRS operating margin	0%
Plus: Share-based payment expense	19
Plus: Amortization of acquired intangible assets	2
Non-IFRS operating margin	21%

IFRS net loss per share - diluted	($0.06) to ($0.05)
Plus: Share-based payment expense	0.33
Plus: Amortization of acquired intangible assets	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.04
Less: Income tax effects and adjustments	(0.08)
Non-IFRS net income per share - diluted	$0.26 to $0.27

Weighted-average shares used in computing diluted IFRS net loss per share	247 million to 249 million
Dilution from share options and RSUs (1)	6 million
Weighted-average shares used in computing diluted non-IFRS net income per share	253 million to 255 million

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending September 30, 2020.